Mail Stop 4720

July 23, 2009

Avery W. Catlin
Chief Financial Officer
Celldex Therapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

> **Re: Celldex Therapeutics, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 26, 2009**
> **File No. 333-160257**

Dear Mr. Catlin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that a number of exhibits to your registration statement have not yet been filed and that you intend to file them by amendment. In order to facilitate our review, please file these exhibits as soon as possible. We will review each exhibit prior to granting acceleration of effectiveness of your registration statement.

2. In the appropriate place in your disclosure, please include the forecasts and projections of future financial results that the parties relied upon in their

negotiations and in the preparation of the fairness opinions. In addition, please furnish to us all supplemental information utilized in negotiating the merger. Please refer to Rule 418(a)(2).

3. Please state where appropriate in your disclosure how you will select the fifteen closing prices of Celldex Therapeutics, Inc. common stock that will comprise the volume-weighted average used to determine how many shares of Celldex common stock that CuraGen Corporation shareholders will receive as part of the merger.

4. Please include a table of ownership of Celldex common stock on a pro forma basis by all 5% holders, as well as Celldex's officers and directors as a group, upon the consummation of the merger.

Questions and Answers about the Acquisition of CuraGen and Other Proposals

"Q: What will a CuraGen stockholder be entitled . . . ," pages ii-iii

5. In your response to this question, please also provide the percentages of common stock that Celldex and CuraGen shareholders will own under the assumptions used as of the closing of the merger.

Summary of the Joint Proxy Statement/Prospectus, page 1

The Companies, page 1

6. Please revise your disclosure to include specific information about both companies that would be material to a voter. For example, in your disclosure concerning Celldex, please identify all FDA-approved products that are material, specify the dates of their approval and launching, and indicate how much revenue the company has recognized from these products to date. With regard to Curagen, please revise to include a discussion of their major pipeline product, including the extent of its pre-clinical and clinical development. For both companies, there should be a brief description of the most material collaborations they have had with industry partners, if any. To the extent that you identify any other examples of material information you think is relevant to this disclosure, you should include that in your disclosure as well.

Risk Factors, page 7

"Integrating CuraGen's organization may divert management's attention . . . ," page 9

7. Please include examples of how integrating the two companies might place burdens on Celldex and what possible harm you believe could result.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 18

8. Please revise your pro forma balance sheet to clearly indicate the number of common shares that will be outstanding after your proposed merger transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 19

9. Your footnote "I" on page 24 does not appear to fully address the $119,000 pro forma adjustment. Please revise to explain what the adjustment represents.

Identifiable Intangible Assets, page 22

10. You appear to consider Amgen Amendment as one unit of asset and plan to amortize 12 licensed antigens under the amendment on a combined basis on a straight-line basis through the expiration of last patent covering CR011. Please tell us why this is reasonable, rather than fair valuing the value attributable to 12 antigens separately and amortizing it over the life of the applicable patents.

CuraGen Severance Obligations, page 23

11. Please revise your disclosure to clarify whether you have decided to terminate all of CuraGen employees, since having an option to do so does not appear to fully satisfy Rule 11-2(b)(6) of Regulation S-X. If no determination was made to terminate all employees, revise your pro forma balance sheet and disclosures to remove the effects of assuming 100% CuraGen employee termination.

Convertible Subordinated Debt, page 24

12. Please tell us why it is appropriate to fair value the CuraGen Debt based on the average of the secondary market trades for the five months ended May 31, 2009. Refer to paragraph 20 of SFAS 141(R).

Comparative Per Share Data, page 26

13. You state in footnote one that "pro forma equivalent of one Celldex share" was calculated by applying the exchange ratio to the historical CuraGen shares. Please note that "basic and diluted net loss per common share" and "book value per share under this column" are intended to show the readers what CuraGen investors' interest will be in the combined entity on a per share basis. Accordingly, the exchange ratio should be applied to combined pro forma "basic and diluted net loss per common share" and "book value per share under this column." Please amend.

Celldex Proposal 1 and Curagen Proposal 1: The Merger, page 36

Background of the Transaction, page 36

14. Please revise this section to provide further disclosure concerning how the initial merger negotiations in 2008 began. Specifically, state which party contacted the other and whether an investment bank was responsible for proposing Celldex and CuraGen as merger candidates and facilitating the initial contact between the companies.

15. Throughout this discussion, please identify the individuals affiliated with both companies who participated in the merger negotiations, both in 2008 and in 2009. Further, state what actions, if any, were resolved to be taken during such meetings, conference calls, etc. and which actions resulted from them, either formally or informally. Please note the following examples:

   • The introductory meeting held on May 23, 2008, and the follow-up meetings held on June 11, 2008, and June 24, 2008;

   • The conference call held on July 8, 2008;

   • The termination meeting held on October 15, 2008;

   • The telephone call on March 6, 2009 that restarted the merger negotiations;

   • Meetings held between Celldex and CuraGen in April 2009 (dates and additional details of these meetings should also be provided);

   • The due diligence meeting held on May 8, 2009;

   • The management meetings held on May 11, 2009 and May 12, 2009;

   • The conference call held on May 13, 2009;

   • The meeting to negotiate the merger agreement held on May 18, 2009; and

   • The conference calls and telephonic meetings held on May 27 and May 28, 2009.

The above list of examples is not intended to be exhaustive and, to the extent that you identify other instances where your disclosure could be enhanced as we have commented here, this comment is applicable to those situations as well.

16. Please disclose the identity of the "Delaware counsel" retained by both companies in the final stages of your negotiations.

Celldex's Reasons for the Merger, page 44

17. Please provide additional support for the following statements:

   - "Celldex's ability to enhance, streamline and reduce the costs of all phases of testing of CuraGen's antibodies portfolio, including CR011, and its ability, through its in-house expertise and, if necessary, through its external collaborations and relationships, to bring CR011 to market;" and

   - "The ability of Celldex to offer expanded product offerings after combining with CuraGen;"

Opinion of Celldex's Financial Advisor, page 48

18. Please revise your disclosure to state whether or how you instructed your financial advisor with respect to this opinion, and whether or not you imposed any limitations on the advisor in connection with the underlying investigation. If no such instructions were given or limitations imposed, please revise your disclosure to state such.

19. The fairness opinion, and its summary in the registration statement, includes the following sentence:

   - "BMC's advisory services and opinion were provided for the information and assistance of the Celldex board of directors in connection with its consideration of the acquisition and are not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the acquisition."

   Please delete this sentence, as it could be interpreted as a disclaimer to your shareholders' ability to rely on this opinion.

Comparable Offering Analysis- Celldex, page 51

20. Please identify the 26 issuers of the common stock equity offerings BMC analyzed.

Comparable Company Analysis, pages 51-52

21. Please identify the 10 comparable companies BMC analyzed.

Comparable Transaction Analyses, page 52

22. Please identify the 10 comparable public and the 14 comparable private biotech transactions BMC analyzed

Summary Observed Technology Valuations, page 52

23. Please list the comparable data points and the companies with Phase II oncology indications used in this analysis.

Summary, page 53

24. Please disclose the actual fee paid by Celldex to BMC in connection with its fairness opinion and whether or not any portion of this fee is conditioned upon the closing of the merger.

Opinion of CuraGen's Financial Adviser, page 53

25. Similar to the fairness opinion delivered to Celldex, please revise your disclosure to state whether or how CuraGen instructed its financial advisor with respect to this opinion, and whether or not it imposed any limitations on the advisor in connection with the underlying investigation. If no such instructions were given or limitations imposed, please revise your disclosure to state such.

26. The CuraGen fairness opinion, and its summary in the registration statement, includes the following sentence:

- "The Piper Jaffray opinion was directed solely to the CuraGen board of directors and was not intended to be, and does not constitute, a recommendation to any CuraGen stockholder as to how any CuraGen stockholder should vote or act on any matter relating to the proposed merger. The opinion of Piper Jaffray was not intended to confer rights and remedies upon Celldex, or any stockholders of CuraGen or Celldex or any other person."

Please delete this sentence, as it could be interpreted as a disclaimer to CuraGen's shareholders' ability to rely on this opinion.

M&A Premium Analysis, page 55

27. Please revise your disclosure to provide the representative range of premiums derived from the analysis of the 20 merger and acquisition transactions.

Precedent Transaction Enterprise Value Analysis, page 56

28. Please revise your disclosure to provide the average enterprise value of the transactions listed and the maximum value implied by the transactions included in this analysis.

Liquidation Analysis, page 56

29. Please revise your disclosure to provide the estimated liquidation value for CuraGen and the components it used for this calculation, e.g. estimated expected cash balance on the liquidation date; current and future obligations; and potential liquidation value of technology and other assets on both a base case and upside case scenario

Public Company Enterprise Valuation Analysis, page 56

30. Please revise your disclosure to include the implied equity value for CuraGen, and the range of values implied by the companies included in this analysis.

Material United States Federal Income Tax Consequences of the Merger, page 60

Tax Consequences of the Merger Generally, page 61

31. Please revise your disclosure to indicate that Curagen and Celldex have received their respective tax opinions prior to the consummation of the merger, identify the respective tax counsels who have provided the opinions and provide a brief summary of the opinions contained therein. The tax opinions filed as exhibits should be executed and dated, and not be form opinions.

Where You Can Find More Information, page 105

32. You make the following statement in your disclosure:

- "(A)ll documents filed by Celldex and CuraGen pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Celldex stockholders' meeting and the date of the CuraGen stockholders meeting, as applicable, are deemed to be incorporated

> by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents."

Please note that any additional filings by either company before the shareholder meetings are deemed to be incorporated by reference into this joint proxy statement/prospectus from the date such meetings are held. Refer to Item 11(b)(1) of Form S-4. Please revise your disclosure accordingly.

Exhibits and Financial Statement Schedules, page II-1

33. Please provide a list briefly identifying the contents of all omitted schedules or similar supplements.

Conditions to the Merger, page A-53

34. In the Agreement and Plan of Merger, there are conditions to the merger that the parties must each receive an opinion concerning the tax-free nature of the transaction. It also appears that this condition is subject to waiver. Please state in all relevant parts of your disclosure whether the Boards of Directors would waive the condition and, if so, whether they would re-solicit their respective shareholders should such a waiver take place.

Celldex's Form 10-K for the Period Ended December 31, 2008

General

35. To the extent applicable, also revise your Form 10-Q for the period ended March 31, 2009 for below comments.

Results of Operations

Operating Expense, page 56

36. Please revise your disclosure to separately quantify the research and development expenses by projects. You may choose to quantify the project costs by functions you have identified on page 57. Ensure that total of the costs identified by projects agree to the research and development expense presented on your statements of operations. If you are unable to quantify the research and development expenses by projects, state in your disclosure why.

Aggregate Contractual Obligations, page 61

37. Please revise your disclosure to quantify the aggregate contingent payments you may be subject to and generally describe the developmental milestones that would trigger these payments.

Research Collaboration and Licensing Agreements, page 99

38. We note that you may be required to pay annual license fees and milestone payments under some of our collaboration and licensing agreements. To the extent the maximum amounts of these costs are defined, disclose them and describe the types of events that would trigger these payments.

Merger of Celldex and Celldex Research, page 109

39. Please revise your disclosure to separately discuss the nature, timing and estimated costs of the efforts necessary to complete each of the projects.

CuraGen's Form 10-K for the Period Ended December 31, 2008

General

40. To the extent applicable, also revise you Form 10-Q for the period ended March 31, 2009 for below comments.

Research and Development Expenses, page 31

41. While you state that you monitor your research and development costs by expense category, you appear to also monitor them by projects as disclosed on page 32. If you are only able to monitor the project costs for certain category of expenses, disclose those categories and ensure that the total of research and development expenses disclosed for major project materially agrees to the total of those categories.

Report of Independent Registered Public Accounting Firm, page 71

42. Please obtain and file a signed copy of the auditor's report.

Seattle Genetics, Inc. Collaboration Agreement, page 65

43. Please revise your disclosure to quantify the maximum potential milestone obligations under the agreement and the types of events that would trigger these payments. Include this obligation in your contractual obligations table under

Management's Discussions and Analysis of Financial Condition and Results of Operations.

Investments, page 62

44. Please revise your disclosure to quantify investment securities by type. There appears to be a significant portion of Level 2 investments that are neither mortgage nor asset backed securities. Refer to paragraph 19 of SFAS 115.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551- 3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Anthony O. Pergola, Esq.
        Ethan A. Skerry, Esq.
        Lowenstein Sandler PC
        65 Livingston Avenue
        Roseland, New Jersey 07068

        Philip P. Rossetti, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, Massachusetts 02109